CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 1, 2007

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ADDS TO NICKEL PROPERTIES IN MANITOBA

Cream Minerals Ltd. (TSXV – CMA) (“Cream” or the “Company”) is pleased to announce that, subject to regulatory approval, it has entered into an agreement (the “Agreement”) with W. S. Ferreira Ltd. (the “Optionor”) to acquire 100% interest in and to the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B (collectively, the “Property”), located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  The Property is located 90 kilometers south west of the Minago Nickel deposit of Victory Nickel Inc.

As reported by W.S. Ferreira Ltd., the Property contains an electromagnetic conductor within a large magnetic anomaly.  A diamond drill hole (GR-2-83) drilled by Granges Exploration Ltd. in 1983 intersected over 600 feet of ultramafic rocks with significant intersections including: 0.48% Nickel over a core length of 8 feet and 0.45% Nickel over a core length of 10 feet.  True width of the intersections is not presently known.  Cream is planning an airborne electromagnetic and magnetic survey using state of the Art Technology followed by diamond drilling in the New Year.  The Property covers 20 square miles in size.

Cream can earn its interest in and to the Property by making payments to the Option or totaling $100,000 and issuing 200,000 common shares over a 48-month period from the date of regulatory approval.  Cream must also incur exploration expenditures on the Property totaling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  During the first year of the Agreement, Cream will pay $5,000 and issue 50,000 common shares to the Optionor upon receipt of regulatory approval and $10,000 and an additional 50,000 common shares 12 months following the date of regulatory approval.

Upon fulfilling the obligations set out above, Cream will have earned a 100% right, title and interest in and to the Property subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the Optionor from the production of gold, silver and all base metals and other minerals from the Property.  Cream shall have the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

All shares issued in relation to the Agreement will be subject to a hold period of four months plus one day from the date of each issuance.

For further information on the Company's projects, visit www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

Or

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.